SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of September 2010

List of Exhibits:

1.	Press Release entitled “First Big delivery of New Holland Equipment Made in Russia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 8, 2010

First Big delivery of New Holland Equipment Made in Russia

CNH and KAMAZ deliver the first fleet of combine harvesters manufactured at the recently formed industrial joint venture’s Naberezhnye Chelny plant in the Republic of Tatarstan, Russia.

MOSCOW, Russia – (September 2, 2010) – New Holland Agriculture distributor Zapsibhlebproduct delivered this week the first fleet of 20 New Holland Agriculture CSX7080 combine harvesters to leave the assembly line at the Naberezhnye Chelny plant, manufacturing base of the industrial joint venture between CNH Global NV and OJSC KAMAZ. The machines were purchased by two large farms in the Krasnoyarsk territory.

ZAO Nazarovskoje, one of the leading farms in the Russian Federation, took delivery of 15 CSX7080 combine harvesters. With 65,000 hectares, this farm located in Stepnoj, Nazarovskij region, devotes half of its arable land to crops such as maize and rape and the rest to animal husbandry, with 50,000 pigs and 18,000 cattle. Isaev Valerij Andreevich, owner and General Director of ZAO Nazarovskoje, commented: “I am very excited about the new equipment and I can’t wait to see the machines at work in our fields. We bought our first New Holland machine – a T9060 tractor – last year and have been so delighted with it and with the service support from Zapsibhlebproduct, that we have decided to stay with the brand for the purchase of our new fleet of combines.”

The remaining five CSX7080 combines were delivered to ZAO Solgonskoje, in Solgon, Uzurskij region, which already runs a fleet of five New Holland tractors and a FR9060 forage harvester. This 29,000-hectare farm focuses mainly on growing cereals, and dedicates a quarter of its arable land to animal husbandry, with 10,000 heads of cattle.

The CSX7080 is the ideal choice for mixed farms such as ZAO Nazarovskoje and ZAO Solgonskoje that need a high capacity combine harvester equipped with advanced technology in an affordable package. With their new combines they can count on the best and most effective harvesting solution in all crops, conditions and terrains. The CSX7080 is equipped with New Holland’s four-drum technology – threshing drum with Opti-Thresh™ concave, beater, Multi-Thresh™ Rotary Separator, and Straw Flow™ beater. This highly versatile system guarantees high throughput with no compromise in kernel and straw quality. The CSX7080 also features the best combine cab in this segment, a component built around the operator’s need to be at the very heart of the combine’s operation, with full control for top performance. With a 300 hp fuel-efficient FPT Cursor 9 Common Rail Tier III compliant engine, the CSX7080 is ideally suited to tough harvest conditions, harvesting up to 600-1000 hectares per season depending on the average yields.

Roberto Valfré, General Manager of the CNH-KAMAZ Commercial joint venture, stated: “Russian farming is going through a difficult time. The country is experiencing the worst drought in nearly 40 years and, on the financial front, credit remains difficult to obtain. In spite of this, farmers are investing in equipment to achieve the higher levels of efficiency required in today’s economic climate and place their businesses in the best position to succeed – and they are choosing New Holland for the quality of the equipment and the support they receive from us. This growing interest in our equipment was the driver for localizing production in Russia, so that we could be closer to our customers. Today, with the first deliveries taking place, our decision has become a reality and from now on our Russian customers will be able to purchase locally made and supported New Holland equipment.”

Note to the Editor:

CNH (Case New Holland)

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH in Russia – CNH operations in Russia date back to 1907, the year in which the first Case tractor was shipped to the country. Since then, the company has continued to strengthen its presence, with the opening of the first Moscow-based offices in 1998, as well as the development of a widespread distribution network. At the beginning of 2009, CNH opened a new spare parts depot centre near Moscow. CNH has historically been, and continues to be a leader in the combine and large tractor segment in Russia; in recent years, it has also quickly penetrated other agricultural and construction equipment segments.

OJSC KAMAZ is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59 000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of OJSC KAMAZ. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

ZAPSIBHLEBPRODUCT is a distributor of New Holland Agriculture equipment in the Russian Federation. Founded in 2007, Zapsibhlebproduct has eight outlets in North West Russia and runs a fleet of 18 service vehicles to support its customers.

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CNH International press office:	OJSC KAMAZ PR Department:

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